Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated November 9, 2023
Supplementing the Preliminary Prospectus Supplement, dated November 9, 2023
Registration No. 333-274956
333-274956-01

$400,000,000

OneMain Finance Corporation
9.000% Senior Notes due 2029

This pricing supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the preliminary prospectus supplement dated November 9, 2023 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

$400,000,000 9.000% Senior Notes due 2029

Issuer:	OneMain Finance Corporation (the “Issuer”)
Guarantor:	OneMain Holdings Inc. (the “Guarantor”)
Aggregate Principal Amount:	$400,000,000
Title of Securities:
9.000% Senior Notes due 2029

The terms of the notes offered hereby, other than their issue date and public offering price, will be identical to the terms of the $500,000,000 principal amount of 9.000% senior notes due January 15, 2029 (the “Existing 2029 Notes” and, together with the notes offered hereby, the “Notes”) previously issued under the indenture dated as of December 3, 2014. The notes offered hereby will have the same CUSIP number as the Existing 2029 Notes and will trade interchangeably and be fungible for U.S. federal income tax purposes with the Existing 2029 Notes.

Maturity Date:	January 15, 2029
Offering Price:	99.500%, plus accrued interest from June 22, 2023
Coupon:	9.000%
Yield:	9.115%
Spread:	+442 basis points
Benchmark Treasury:	1.750% UST due January 31, 2029
Gross Proceeds to Issuer:	$398,000,000
Net Proceeds to Issuer After Gross Spread:	$394,000,000
Gross Spread:	1.000%
Distribution:	SEC Registered
CUSIP and ISIN Numbers:	CUSIP: 682695 AA9 ISIN: US682695AA94
Denominations:	$2,000 and integral multiples of $1,000
Interest Payment Dates:	January 15 and July 15
First Interest Payment Date:	January 15, 2024
Record Dates:	January 1 and July 1

Optional Redemption:	Except as set forth in the next two succeeding paragraphs, the Notes are not subject to redemption prior to the Stated Maturity, and there is no sinking fund for the Notes.

On and after July 15, 2025, the Issuer may redeem, at its option, all or, from time to time, part of the Notes, upon not less than 30 nor more than 60 days’ prior notice (with a copy to the Series Trustee), at the applicable redemption price set forth below (expressed as a percentage of the principal amount of Notes to be redeemed), plus accrued and unpaid interest on the Notes, if any, to, but excluding, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning on July 15 of each of the years indicated below:

	Year	Percentage
	2025	104.500%
	2026	102.250%
	2027 and thereafter	100.000%

In addition, prior to July 15, 2025, the Issuer may redeem, at its option, all or, from time to time, part of the Notes, upon not less than 30 nor more than 60 days’ prior notice (with a copy to the Series Trustee) at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest on the Notes, if any, to, but excluding, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to any Note on any date of redemption, the greater of (a) 1.0% of the principal amount of the Note; and (b) the excess, if any, as determined by the Issuer, of (1) the present value at such redemption date of (x) the redemption price of the Note at July 15, 2025 (such redemption price being set forth in the table above), plus (y) all required interest payments due on the Note through July 15, 2025 (excluding accrued but unpaid interest to the date of redemption), discounted to the date of redemption on a semi-annual basis using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points; over (2) the principal amount of the Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to July 15, 2025; provided, however, that if the period from the redemption date to July 15, 2025 of such Notes is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Joint Book-Running Managers:
BNP Paribas Securities Corp.
Mizuho Securities USA LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Citizens JMP Securities, LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
NatWest Markets Securities Inc.
RBC Capital Markets, LLC
Regions Securities LLC
SG Americas Securities, LLC
TD Securities (USA) LLC
Truist Securities, Inc.

Trade Date:	November 9, 2023

Settlement Date:
November 14, 2023 (T+3). It is expected that delivery of the Notes will be made on or about November 14, 2023, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date of delivery specified hereunder will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the date of delivery specified hereunder should consult their advisors.

Ratings*:	Ba2 (Moody’s) / BB (S&P) / BB+ (Kroll)

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

Changes from Preliminary Prospectus Supplement

The Preliminary Prospectus Supplement is hereby updated to reflect the following changes:

The total size of the offering has increased from $250.0 million to $400.0 million. The additional proceeds from the offering will be used to redeem a portion of the Issuer’s 6.125% Senior Notes due 2024.

As a result of the change in offering size, all information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus and related Preliminary Prospectus Supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Mizuho Securities USA, LLC at (866) 271-7403 or BNP Paribas at (800) 854-5674.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.